SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

dated March 13, 2006

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

This Report on Form 6-K amends and supersedes the previously filed Reports on Form 6-K containing US GAAP condensed financial information of BP (i) for the six months ended June 30, 2005 and for the year ended December 31, 2004 dated September 7, 2005 and (ii) for the nine months ended September 30, 2005 dated November 17, 2005.

The Securities and Exchange Commission has amended Form 20-F to provide four options for foreign private issuers that are first-time adopters of International Financial Reporting Standards (IFRS) and are required to provide interim financial statements in Securities Act or Exchange Act documents used after nine months from the financial year end. BP is using the US GAAP condensed financial information option. This option allows foreign companies to use condensed US GAAP financial information to bridge the gap in interim financial information between previous GAAP and IFRS. The condensed US GAAP financial information provides a level of detail consistent with that required by Article 10 of Regulation S-X for interim financial statements and should be read in conjunction with the unaudited interim financial statements and notes included in BP’s Form 6-K for the year ended December 31, 2005.

The following financial information is contained in this report on Form 6-K:

•

The unaudited US GAAP consolidated statements of income for the six months ended June 30, 2005 and 2004, for the nine months ended September 30, 2005 and 2004 and for the years ended December 31, 2005 and 2004;

•	The unaudited US GAAP condensed consolidated balance sheets at June 30, 2005 and 2004, September 30, 2005 and 2004 and December 31, 2005 and 2004.

Sales and other operating revenue

The Group's accounting policy has been to present oil, natural gas and power forward sales and purchases on a gross basis in the income statement. During 2005, a review was undertaken into the presentation of these commodity derivative transactions and related activity. This led to the conclusion that it was more appropriate to represent transactions in these areas on a net basis rather than gross.

In the fourth quarter of 2005, sales and other operating revenues and purchases for the earlier quarters of 2005 and for prior year were restated.

This restatement, while reducing sales and other operating revenues and purchases, did not impact the Group’s reported profit, earnings per share or cash flows.

The impact of the restatement on US GAAP revenues in the selected financial information included in the 2004 Annual Report on Form 20-F is shown below:

	Years ended December 31,
	2004	2003	2002	2001	2000
	($ million)
US GAAP
Revenues
As reported	285,059	232,571	178,721	174,218	148,062
As restated	211,155	178,403	149,674	148,502	131,967

Major maintenance expenditure

For purposes of US GAAP reporting, prior to January 1, 2005, the Group capitalized expenditures on maintenance, refits or repairs where it enhanced or restored the performance of an asset, or replaced an asset or part of an asset that was separately depreciated. This included other elements of expenditure incurred during major plant maintenance shutdowns, such as overhaul costs.

As of January 1, 2005, the Group changed its US GAAP accounting policy to expense all overhaul costs and similar major maintenance expenditure as incurred. The effect of this accounting change for US GAAP reporting is reflected as a cumulative effect of an accounting change for the year ended December 31, 2005. This adjustment is equal to the net book value of capitalised overhaul costs as of January 1, 2005 as reported under US GAAP. The effect of this restatement is to (i) reduce profit for the six months ended June 30 and the nine months ended September 30, 2005 previously reported by $794 million; and (ii) increase profits for the six months ended June 30, the nine months ended September 30 and the year ended December 31, 2004 previously reported by $88 million, $123 million and $217 million respectively.

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

Share-based payments

The Group adopted Statement of Financial Accounting Standards No. 123 (revised 2004), ‘Share-Based Payment’ (SFAS 123R) as of January 1, 2005 using the modified prospective transition method. Under SFAS 123R, share-based payments to employees are required to be measured based on their grant date fair value (with limited exceptions) and recognised over the related service period . For periods prior to January 1, 2005, the Group accounted for share-based payments under Accounting Principles Board Opinion No. 25 using the intrinsic value method.

Upon adoption of SFAS 123R, the Group utilized a different valuation model than was utilized for purposes of the previous SFAS 123 pro-forma disclosure. As a result, the previously reported compensation charges and related deferred tax have been restated using the appropriate valuation model as required under the transition rules of SFAS 123R. The effect of this adjustment is (i) nil for the six months ended June 30, the nine months ended September 30, and the year ended December 31, 2005 and (ii) to increase profits for the six months ended June 30, the nine months ended September 30 and the year ended December 31, 2004 previously reported by $35 million, $109 million and $24 million respectively.

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

	Year ended December 31,	Year ended December 31,
	2005	2004
	($ million, except per share amounts)
Sales and other operating revenues	261,841	211,155
Earnings from jointly controlled entities – after interest and tax	2,809	1,952
Earnings from associates – after interest and tax	465	463
Interest and other revenues	689	673
Gains on sale of businesses and fixed assets	1,541	1,904
Total revenues and other income	267,345	216,147
Purchases	181,143	143,587
Production and manufacturing expenses	24,221	20,152
Production and similar taxes	3,014	1,535
Depreciation, depletion and amortization	9,464	11,486
Impairment and losses on sale of businesses and fixed assets	1,595	1,735
Exploration expense	684	637
Distribution and administration expenses	14,362	13,561
Fair value (gain) loss on embedded derivatives	2,047	-
Minority interest	291	187
Profit before interest and taxation	30,524	23,267
Interest expense	601	440
Other interest expense	57	132
Profit before taxation and cumulative effect of accounting change	29,866	22,695
Taxation	9,115	5,605
Profit before cumulative effect of accounting change	20,751	17,090
Cumulative effect of accounting change (net of tax benefit of $354 million)	(794)	-
Profit for the year	19,957	17,090
Basic earnings per share – cents
Profit before cumulative effect of accounting change	98.22	78.31
Cumulative effect of accounting change	(3.76)	-
	94.46	78.31
Diluted earnings per share – cents
Profit before cumulative effect of accounting change	97.09	76.88
Cumulative effect of accounting change	(3.71)	-
	93.38	76.88
Basic earnings per American Depository Share – cents
Profit before cumulative effect of accounting change	589.32	469.86
Cumulative effect of accounting change	(22.56)	-
	566.76	469.86
Diluted earnings per American Depository Share – cents
Profit before cumulative effect of accounting change	582.54	461.28
Cumulative effect of accounting change	(22.26)	-
	560.28	461.28

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	At December 31, 2005	At December 31, 2004
	($ million)
Current assets
Cash and cash equivalents	2,960	1,359
Income tax receivable	212	157
Trade and other receivables	52,389	44,282
Inventories	19,503	15,745
	75,064	61,543
Noncurrent assets
Property, plant and equipment	89,310	98,230
Goodwill	10,673	11,535
Intangible assets	4,799	4,243
Investments in jointly controlled entities	13,513	14,768
Investments in associates	6,217	5,486
Other investments	967	811
Loans and other receivables	13,179	9,523
Total assets	213,722	206,139
Current liabilities
Trade and other payables	57,207	48,954
Finance debt	8,932	10,184
Income tax payable	4,274	4,131
Provisions	1,102	715
	71,515	63,984
Noncurrent liabilities
Other payables	8,795	4,459
Finance debt	10,928	13,250
Deferred taxes	20,027	21,650
Provisions	16,206	16,361
Total liabilities	127,471	119,704
Minority interest	789	1,343
BP shareholders’ equity
Capital shares
Preference	21	21
Ordinary	5,164	5,382
Paid-in surplus	8,120	6,800
Merger reserve	27,190	27,162
Other reserves	16	44
Shares held by ESOP trusts	(140)	(82)
Treasury shares	(10,598)	-
Accumulated other comprehensive income	1,269	3,473
Retained earnings	54,420	42,292
Total shareholders’ equity	85,462	85,092
Total	213,722	206,139

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

	Nine months ended September 30,	Nine months ended September 30,
	2005	2004
	($ million, except per share amounts)
Sales and other operating revenues	195,069	154,151
Earnings from jointly controlled entities – after interest and tax	2,039	1,396
Earnings from associates – after interest and tax	330	331
Interest and other revenues	482	426
Gains on sale of businesses and fixed assets	1,448	1,629
Total revenues and other income	199,368	157,933
Purchases	134,576	104,278
Production and manufacturing expenses	17,624	15,416
Production and similar taxes	2,180	1,103
Depreciation, depletion and amortization	7,083	7,208
Impairment and losses on sale of businesses and fixed assets	1,975	816
Exploration expense	476	379
Distribution and administration expenses	10,399	9,646
Fair value (gain) loss on embedded derivatives	697	-
Minority interest	198	128
Profit before interest and taxation	24,160	18,959
Interest expense	430	297
Other interest expense	48	74
Profit before taxation and cumulative effect of accounting change	23,682	18,588
Taxation	6,919	4,966
Profit before cumulative effect of accounting change	16,763	13,622
Cumulative effect of accounting change (net of tax benefit of $354 million)	(794)	-
Profit for the period	15,969	13,622
Basic earnings per share – cents
Profit before cumulative effect of accounting change	78.92	62.22
Cumulative effect of accounting change	(3.74)	-
	75.18	62.22
Diluted earnings per share – cents
Profit before cumulative effect of accounting change	78.05	61.13
Cumulative effect of accounting change	(3.69)	-
	74.36	61.13
Basic earnings per American Depository Share – cents
Profit before cumulative effect of accounting change	473.52	373.32
Cumulative effect of accounting change	(22.44)	-
	451.08	373.32
Diluted earnings per American Depository Share – cents
Profit before cumulative effect of accounting change	468.30	366.78
Cumulative effect of accounting change	(22.14)	-
	446.16	366.78

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	At September 30, 2005	At September 30, 2004
	($ million)
Current assets
Cash and cash equivalents	2,182	1,741
Income tax receivable	112	68
Trade and other receivables	51,921	37,177
Inventories	18,885	15,469
	73,100	54,455
Assets as held for sale	11,668	-
	84,768	54,455
Noncurrent assets
Property, plant and equipment	87,855	94,907
Goodwill	10,752	10,865
Intangible assets	4,801	4,793
Investments in jointly controlled entities	14,113	14,743
Investments in associates	6,140	5,522
Other investments	785	686
Loans and other receivables	12,882	9,305
Total assets	222,096	195,276
Current liabilities
Trade and other payables	58,414	42,853
Finance debt	11,075	8,125
Income tax payable	4,383	4,277
Provisions	1,020	930
	74,892	56,185
Liabilities associated with assets held for sale	2,867	-
	77,759	56,185
Noncurrent liabilities
Other payables	7,308	4,439
Finance debt	11,679	12,780
Deferred taxes	19,940	22,928
Provisions	16,992	15,378
Total liabilities	133,678	111,710
Minority interest	1,146	1,283
BP shareholders’ equity
Capital shares
Preference	21	21
Ordinary	5,246	5,429
Paid-in surplus	8,827	6,587
Merger reserve	27,189	27,150
Other reserves	17	56
Shares held by ESOP trusts	(173)	(101)
Treasury shares	(6,964)	-
Accumulated other comprehensive income	1,198	1,913
Retained earnings	51,911	41,228
Total shareholders’ equity	87,272	82,283
Total	222,096	195,276

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

	Six months ended June 30,	Six months ended June 30,
	2005	2004
	($ million, except per share amounts)
Sales and other operating revenues	122,602	106,000
Earnings from jointly controlled entities – after interest and tax	1,064	790
Earnings from associates – after interest and tax	218	204
Interest and other revenues	353	250
Gains on sale of businesses and fixed assets	1,400	1,614
Total revenues and other income	125,637	108,858
Purchases	82,752	73,608
Production and manufacturing expenses	11,916	10,153
Production and similar taxes	1,346	661
Depreciation, depletion and amortization	4,751	4,739
Impairment and losses on sale of businesses and fixed assets	299	779
Exploration expense	299	244
Distribution and administration expenses	6,683	5,914
Fair value (gain) loss on embedded derivatives	743	-
Minority interest	130	76
Profit before interest and taxation	16,718	12,684
Interest expense	290	193
Other interest expense	34	52
Profit before taxation and cumulative effect of accounting change	16,394	12,439
Taxation	4,758	3,365
Profit before cumulative effect of accounting change	11,636	9,074
Cumulative effect of accounting change (net of tax benefit of $354 million)	(794)	-
Profit for the period	10,842	9,074
Basic earnings per share – cents
Profit before cumulative effect of accounting change	54.48	41.25
Cumulative effect of accounting change	(3.72)	-
	50.76	41.25
Diluted earnings per share – cents
Profit before cumulative effect of accounting change	53.73	40.40
Cumulative effect of accounting change	(3.66)	-
	50.07	40.40
Basic earnings per American Depository Share – cents
Profit before cumulative effect of accounting change	326.88	247.50
Cumulative effect of accounting change	(22.32)	-
	304.56	247.50
Diluted earnings per American Depository Share – cents
Profit before cumulative effect of accounting change	322.38	242.40
Cumulative effect of accounting change	(21.96)	-
	300.42	242.40

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	At June 30, 2005	At June 30, 2004
	($ million)
Current assets
Cash and cash equivalents	1,360	1,590
Income tax receivable	155	79
Trade and other receivables	46,339	33,239
Inventories	17,773	12,512
	65,627	47,420
Noncurrent assets
Property, plant and equipment	95,028	94,487
Goodwill	11,227	10,888
Intangible assets	4,557	4,795
Investments in jointly controlled entities	14,547	15,144
Investments in associates	5,713	5,326
Other investments	748	674
Loans and other receivables	12,415	9,862
Total assets	209,862	188,596
Current liabilities
Trade and other payables	51,770	38,637
Finance debt	6,506	7,393
Income tax payable	5,269	4,658
Provisions	1,423	865
	64,968	51,553
Noncurrent liabilities
Other payables	8,175	5,700
Finance debt	13,317	12,842
Deferred taxes	20,702	22,078
Provisions	15,515	14,590
Total liabilities	122,677	106,763
Minority interest	1,172	1,232
BP shareholders’ equity
Capital shares
Preference	21	21
Ordinary	5,294	5,447
Paid-in surplus	7,197	5,105
Merger reserve	27,183	27,131
Other reserves	23	75
Shares held by ESOP trusts	(115)	(65)
Treasury shares	(3,286)	-
Accumulated other comprehensive income	956	1,842
Retained earnings	48,740	41,045
Total shareholders’ equity	86,013	80,601
Total	209,862	188,596

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: March 13, 2006	/s/ D J Pearl
D J PEARL Deputy Company Secretary